Filed by Micro Focus International plc
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Hewlett Packard Enterprise Company
Commission File No.: 001-37483
Date: September 7, 2016

The following is an announcement of the proposed merger to the employees of Micro Focus International plc on September 7, 2016.

 Sept 2016  Announcement of Merger between Micro Focus and HPE Software Business

 Big news-the headlines:  Who?  Micro Focus International plc and Hewlett Packard Enterprise (HPE) Software Business Segment  What?  A proposed merger and transformational deal  Why?  A unique opportunity to create a leading global infrastructure software company with leading positions in a number of key products - even better positioned to help customers innovate and leverage their existing IT investments   When?  Announced September 7th 2016, and if approved completing Q3 2017  How?  By way of the acquisition by Micro Focus of the entire issued share capital of a newly formed software-only subsidiary of HPE

 Micro Focus and HPE Software – makes sense for us  A rare opportunity to achieve a significant increase in the scale and breadth of Micro FocusHPE Software operates in market segments adjacent and complementary to us and shares many of the same characteristicsCustomers value both companies at the heart of their infrastructureThe time is ripe for consolidation in the infrastructure software market. We are ideally placed to benefit from, and lead, this trendThe combined company – known as Micro Focus - will be one of the largest pure-play infrastructure software companies in the world  Focus: infrastructure software products

   …for our customers and partners  Together we will have a strong capability to address trends like mobile, cloud, DevOps and the Internet of ThingsThe combination will also provide us with new opportunities in growth areas that are a natural next step for us, such as Big Data and Analytics. This is an exciting opportunity for Micro Focus to gain access to these new markets Our customers will benefit from an increased global footprint and the financial strength of our combined company - the breadth of our technology expertise will help us drive software innovation across a host of productsAdditional value through the commercial partnership announced naming SUSE as HPE’s preferred Linux partner

 …for our people  This creates exciting possibilities for us allProduct development and product management will be broader and deeper, encouraging more innovationLarger GTM capabilities with more influence in the marketplace will ensure we better understand and serve our customers’ and partners’ needsThis will mean even better career opportunities for those who want to drive forward a global organisation that is a leader in its field

 Potential to deliver total shareholder returns superior to those likely to be achieved on an organic basis Scope to improve HPE Software's profitability through the application of our disciplined operating modelWe believe it will be possible to improve the margin delivered by HPE Software’s mature software assets to the typical levels seen in Micro Focus by the end of the third full financial year following completion.  …for our investors

 …and for HPE  HPE launched last November with the vision of being the industry’s leading provider of Hybrid IT and as a result, unlocking a faster-growing, higher-margin and stronger free cash flow company• To achieve this, HPE evaluated its portfolio and is making a number of changes including investments, partnerships, acquisitions and divestitures to fill gaps and maximize shareholder value with non-core assets   • These include the spin-merge of its Enterprise Services segment to CSC in May of this year. This transaction is the next stepHPE believes that the software assets that will be a part of this combination will bring better value to both customers and shareholders as part of a more focused software company committed to growing these businesses on a stand-alone basis

   What next?  Expected timeline to completion:Announcement of the merger: 7 September 2016Publication of shareholder circular: H1 2017Micro Focus shareholder meeting to approve the merger: H1 2017Publication of the prospectus Q3 2017Completion of the merger: Q3 2017In the meantime, it is Business As UsualA strong 2Q, 1H and FY16 is essential

 Today…  Be excited!Stay focused‘Think customer’Deliver your commitments

 No Offer or SolicitationThis communication does not constitute or form part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase or subscribe for, any securities, or any solicitation of any vote or approval. It does not constitute a prospectus or a prospectus "equivalent" document. Additional Information and Where to Find It This communication has been prepared and issued by and is the sole responsibility of Micro Focus International PLC (the "Company"). This communication relates to the Company and its conditional agreement to acquire the software business of Hewlett Packard Enterprise Co. (“HPE") to be held by Seattle SpinCo, Inc. ("Seattle"), a wholly owned subsidiary of HPE, constituting a reverse takeover for the purposes of the Listing Rules of the UKLA (the "Acquisition" or the "Transaction"). The Transaction will be submitted to the Company’s shareholders for their consideration and approval. In connection with the Transaction, the Company will file relevant materials with the SEC, including a registration statement on Form F-4 or S-4 containing a prospectus relating to the Company’s American Depositary Shares to be issued in connection with the Transaction, and Seattle will file a registration statement with the SEC. The Company will mail the prospectus contained in the Form F-4 or S-4 to HPE’s stockholders. This communication is not a substitute for the registration statements or other document(s) that the Company and/or Seattle may file with the SEC in connection with the Transaction. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENTS AND OTHER DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES, AND THE TRANSACTION. Shareholders will be able to obtain copies of these documents (when they are available) and other documents filed with the SEC with respect to the Company free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from the Company upon written request to the Company’s investor relations department or HPE’s investor relations department. Caution Concerning Forward-Looking StatementsThis communication may contain certain statements about the Company, HPE and Seattle that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements contained in this communication may include statements about the expected effects on the Company, HPE and Seattle of the Transaction, the anticipated timing and benefits of the Transaction, the Company’s and Seattle’s anticipated standalone or combined financial results and all other statements in this document other than historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “expect”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of the Company, HPE or Seattle (as the case may be) and are subject to uncertainty and changes in circumstances and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements contained in this communication based on past trends or activities should not be taken as a representation that such trends or activities will necessarily continue in the future. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; the Company’s and HPE’s ability to complete the Transaction on anticipated terms and schedule, including the ability to obtain shareholder or regulatory approvals of the Transaction; risks relating to any unforeseen liabilities of the Company or Seattle; future capital expenditures, expenses, revenues, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects of the Company, Seattle and the resulting combined company; business and management strategies and the expansion and growth of the operations of the Company, Seattle and the resulting combined company; the ability to successfully combine the business of the Company and Seattle and to realise expected operational improvement from the Transaction; the effects of government regulation on the businesses of the Company, Seattle or the combined company; the risk that disruptions from the Transaction will impact the Company’s or Seattle’s business; and the Company’s, Seattle’s or HPE’s plans, objectives, expectations and intentions generally. Forward-looking statements included herein are made as of the date hereof, and none of the Company, Seattle or HPE undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances. Subject to any requirement under applicable law, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Investors should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except as otherwise explicitly stated, neither the content of the Company’s website nor the HPE website, nor any other website accessible via hyperlinks on either such website, is incorporated into, or forms part of, this communication.